Proxy Statement Pursuant to Section 14(a)of the Securities Exchange Act of 1934

SCHEDULE 14A

(Rule 14a-101)
SCHEDULE 14A INFORMATION

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐ Definitive Proxy Statement

☒ Definitive Additional Materials

☐ Soliciting Material Pursuant to Rule 14a-12



TIMBERLINE RESOURCES CORPORATION

(Exact Name of Registrant as Specified in its Charter)

(Name of Person(a) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

    (2)   Aggregate number of securities to which transaction applies:

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5)   Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:



**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2009
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 27, 2009**

MAILING LABEL WITH CONTROL # HERE

Dear Shareholder,

1.   **This communication presents only an overview of the more complete proxy materials that are
available to you on the Internet. We encourage you to access and review all of the important
information contained in the proxy materials before voting**.

2.   **The proxy statement and the Company's 2008 Annual Report on Form 10-KSB are available at**
http://www.timberline-resources.com/main.php?page=119.

3.   **If you want to receive a paper or email copy of these documents, you must request one. There is no
charge to you for requesting a copy. Please make your request for a copy as instructed below on or
before February 9, 2009 to facilitate timely delivery.**

The 2009 Annual Meeting of Stockholders (the "***Annual Meeting***") of Timberline Resources Corporation (the
"***Company***") will be held at the Hampton Inn & Suites, 1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814, on
February 27, 2009 at 2:00PM Pacific standard time. Only shareholders who own stock at the close of business on
the record date of January 2, 2009 may vote at the Annual Meeting or any adjournment or postponement of the
Annual Meeting. The purpose of the Annual Meeting is to consider and act upon the following proposals:

1.   The election of the nominees to the Company's Board of Directors to serve until the Company's 2010
Annual Meeting of Stockholders or until successors are duly elected and qualified; the following are
nominees for election as Directors: Randal Hardy, John Swallow, Paul Dircksen, Vance Thornsberry, Eric
Klepfer, Ron Guill and James Moore;

2.   Ratification of the appointment of the Company's independent registered public accounting firm for the
fiscal year of 2009;

3.   Any other business that may properly come before the meeting.

The Board of Directors recommends that you vote FOR each nominee for the Board of Directors and FOR the
ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of
2009.

You may access the following proxy materials at http://www.timberline-resources.com/main.php?page=119:
- Notice of the 2009 Annual Meeting of Shareholders;

- The Company's 2009 Proxy Statement;

- The Company's 2008 Annual Report on Form 10-KSB for the fiscal year ended September 30, 2008; and

- The Proxy Card.

You may access the above proxy materials at http://www.timberline-resources.com/main.php?page=119 and, thereafter, a proxy card online by logging on to http://vote.corporatestock.com and entering the control number and account number above your name and address at the top of this letter to vote your shares.

If you prefer a paper copy of the proxy materials, please send a written request to our offices at the address below, email us at proxy@timberline-resources.com or call us at (866) 513-4859. Send written requests to:

Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
Attention: Craig Crowell, Corporate Secretary

If interested, you may attend the Annual Meeting in person. Directions to attend the Annual Meeting where you may vote in person can be found on our website at http://www.timberline-resources.com/main.php?page=119 .

If you should have any questions about this Notice or this proxy please call (866) 513-4859 Monday through Friday from the hours of 8:00AM to 5:00PM Pacific time.

This Notice also constitutes notice of the Annual Meeting.
Thank you in advance for your participation and for your investment in Timberline Resources Corporation.

Sincerely,

/s/ John Swallow
John Swallow, Executive Chairman

TIMBERLINE RESOURCES CORPORATION

** IMPORTANT NOTICE **

Regarding the Availability of Proxy Material

You are receiving this communication because you hold shares in the above company, and the material you should review before you cast your vote is now available.

This communication presents only an overview of the more complete proxy material that is available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy material before voting.



BROKER
LOGO
HERE

Return Address Line 1
Return Address Line 2
Return Address Line 3
51 MERCEDES WAY
EDGEWOOD NY 11717



Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON   A1A 1A1

1 OF 2   1 2 15

See the Reverse Side for Meeting Information and Instructions on How to Vote

---

Shareholder Meeting to be held on Feb 27, 2009

Proxy Material Available

1   Form 10-K
2   Notice & Proxy Statement

PROXY MATERIAL - VIEW OR RECEIVE

You can choose to view the material online or receive a paper or e-mail copy. There is NO charge for requesting a copy. **Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.**

To facilitate timely delivery please make the request as instructed below on or before **February 13, 2009**

HOW TO VIEW MATERIAL VIA THE INTERNET

Have the 12 Digit Control Number(s) available and visit: www.proxyvote.com

HOW TO REQUEST A COPY OF MATERIAL

1) BY INTERNET   - www.proxyvote.com
2) BY TELEPHONE - 1-800-579-1639
3) BY E-MAIL*   - sendmaterial@proxyvote.com

*If requesting material by e-mail, please send a blank e-mail with the 12 Digit Control Number (located on the following page) in the subject line.

B
A
R
C
O
D
E

Meeting Information

Meeting Type: Annual Meeting
Meeting Date: February 27, 2009
Meeting Time: 2:00 PM PST
For holders as of: January 02, 2009

Meeting Location:

Hampton Inn & Suites
1500 W. Riverstone Dr.
Coeur d'Alene, ID 83814

How To Vote



Vote In Person

Should you choose to vote these shares in person at the meeting you must request a "legal proxy". To request a legal proxy please follow the instructions at www.proxyvote.com or request a paper copy of the material. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting material for any special requirements for meeting attendance.



Vote By Internet

To vote **now** by Internet, go to
WWW.PROXYVOTE.COM.

Please refer to the proposals and follow the instructions.

Voting items

The **Board of Directors recommends that you vote "For" the following.**

1.   Election of Directors
     Nominees
     01   John Swallow   02   Randal Hardy   03   Paul Dircksen   04   Vance Thornsberry   05   Eric Klepfer
     06   Ron Guill   07   James Moore

The **Board of Directors recommends you vote FOR the following proposal(s).**

2   Ratification of the appointment of the Company's independent registered public accounting firm for the fiscal
     year of 2009

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

CONTROL # →   [0000 0000 0000]



B
A
R
C
O
D
E

Voting Instructions

THIS SPACE RESERVED FOR LANGUAGE PERTAINING TO
BANKS AND BROKERS
AS REQUIRED BY THE NEW YORK STOCK EXCHANGE

THIS SPACE RESERVED FOR SIGNATURES IF APPLICABLE